CERTIFICATE OF CHIEF EXECUTIVE OFFICER

In connection with the Annual Report of Maxim Integrated Products, Inc. (the "Company") on Form 10-K for the period ended June 27, 2009 as filed with the Securities and Exchange Commission (the "Report"), I, Tunc Doluca, Chief Executive Officer of the Company, hereby certify as of the date hereof, solely for purposes of Title 18, Chapter 63, Section 1350 of the United States Code, that to the best of my knowledge:

      (1)   the Report fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934, and

      (2)   the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company at the dates and for the periods indicated.

This Certification has not been, and shall not be deemed, "filed" with the Securities and Exchange Commission.

Date: August 26, 2009

By: /s/ Tunc Doluca
Chief Executive Officer

This certification shall not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended or the Exchange Act.